May 21, 2009

United States Securities and Exchange Commission

Attn: Stephen G. Krikorian

Attn: Tamara Tangen

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

RE:	OCCAM NETWORKS, INC.
FORM 10-K for the year ended December 31, 2008 (the “Form 10-K”)
Filed on March 2, 2009
FORMS 8-K Filed on February 26, 2009 and May 6, 2009 (the “Forms 8-K”)
FILE No. 001-33069

Ladies and Gentlemen:

On behalf of Occam Networks, Inc. (“Occam” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) received by letter dated May 8, 2009, containing comments regarding the Company’s above referenced filings.

The Company is filing this letter via EDGAR, and for the convenience of the Staff, is providing the Staff with courtesy hard copies via overnight courier.  To facilitate the review of the Company’s responses, each of the Staff’s comments has been restated in italicized, bold type below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 59

1.  We note from your disclosures on page F-28 that you have recorded a liability of $8,149,000 for unrecognized tax benefits. Tell us what consideration was given to including this liability in your contractual obligations table.

We concluded that the liability of $8,149,000 for unrecognized tax benefits was not included in our contractual obligations table due to the significant overall tax loss position of the Company. As of December 31, 2008, the Company had net operating loss carry forwards of approximately, $105.4 million and $81.8 million to offset federal and state future taxable income, respectively. In addition the Company has federal research tax credits of $1.7 million. Because of the level of net operating losses and federal research tax credits, if some or all of the unrecognized tax benefit liability became a recognized tax liability, it would result in reduction of these net operating losses and tax credits and would not result in the use of cash to satisfy the tax liability. In response to the Staff’s comment, in the contractual obligations table included in future filings, we will provide footnote disclosure of the unrecognized tax benefit liability and the reason for its exclusion from the contractual obligations table.

Consolidated Statement of Operations, page F-4

2. Please provide a summary of amount of revenue recognized for services and products for each reporting period. In this regard indicate how your revenue presentation complies with Rule 5-03(1) of Regulation S-X.

Our service revenue and other revenue for the fiscal years ended December 31, 2008, 2007 and 2006, were each less than 10% of the sum of the total revenue. Our service revenue for the fiscal years ended December 31, 2008, 2007 and 2006, was 3%, 2% and 2%, respectively of the total revenue. Service revenue and other revenue, were therefore combined with revenue by product as one line item on the face of the Income Statement under Regulation S-X Rule 5-03(b).

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

3. We note your disclosure on page 52 that in determining whether a restatement was required, you accounted for hardware sales and related cost of sales in accordance with SAB 104, software sales in accordance with SOP 97-2 and multiple element arrangements in accordance with EITF 00-21. Your revenue recognition policy footnote disclosure, however provides only a general description of your policies. Please confirm that your revenue recognition policies conform to those described on page 52 and expand your footnote disclosures in future filings in order to more fully describe your revenue recognition policies for each revenue stream, including an identification and description of how the accounting literature is applied to each. Further, tell us how you have applied EITF 03-5 in determining whether non-software elements should be accounted for pursuant to SOP 97-2.

We confirm that our revenue recognition policies do conform to those disclosed on page 52 of the 2008 Form 10-K. We will expand our revenue recognition policy footnote disclosures in future filings to more fully describe our revenue recognition policies for each revenue stream.

We recognize revenue when all of the criteria of SAB 104 have been met. Occam has one minor product to which we apply SOP 97-2. This product is a network management software product which is not essential to the functionality of the other products Occam sells.  Revenue recognized from sales of this product was $0.5 million for fiscal year ended December 31, 2008 and is not material when compared to Occam’s total revenue. Since this software product is not essential to the functionality of the other products Occam sells, we have concluded that EITF 03-5 does not apply to our revenue transactions.

4. With regard to certain RUS contracts, we note that you record accounts receivable and deferred revenue on a gross basis. Please tell us your basis in GAAP for this presentation. In this regard address at which point you have the legal right to bill and collect the receivable. That is, we note that title does not pass until customer acceptance is obtained and it is unclear whether you would have the legal right to collect a receivable for products not yet accepted.

The Company first entered into RUS 397 contracts approximately five years ago. With no experience with this type of contract, we had insufficient data and experience to estimate the risk of return in accordance with SFAS 48, and the risk of collection for SAB 104. As a result, we concluded that the net presentation was appropriate to value accounts receivable related to RUS 397 contracts. Now, with more experience and history, we are able to estimate the rate of return, which is close to zero, and have no concerns regarding the collectability of amounts under these contracts.  As the Company is entitled under the RUS contract to the receivable upon delivery, we believe the gross presentation is appropriate.

Further, we believe the change in presentation has no impact on the quality of net income (loss) and no material impact on the balance sheet or working capital.  We will continue to reclass prior periods in future filings to provide comparable financial information to the reader.

5. Further, we note that in the prior periods you presented the related RUS deferred revenue and accounts receivable on a net basis. Explain how you determined that a change to gross presentation was appropriate and how you reached the conclusion that the change in presentation is not a change in accounting principle as defined in paragraph 2c of SFAS 154.

As we discussed in response to comment four above, the Company first entered into RUS 397 contracts approximately five years ago. With no experience with this type of contract, we had insufficient data and experience to estimate the risk of return in accordance with SFAS 48, and the risk of collection for SAB 104. As a result we concluded that the net presentation was appropriate to value accounts receivable related to RUS 397 contracts. Now, with more experience and history, we are able to estimate the rate of return, which is close to zero, and have no concerns regarding the collectability of amounts under these contracts.  As the Company is entitled under the RUS contract to the receivable upon delivery, we believe the gross presentation is appropriate.

This change in presentation was due to a change in the underlying facts and circumstances, rather than a change in underlying accounting principle. Therefore the Company concluded that this change did not fall under the definition of a change in accounting principle as defined in paragraph 2c and paragraph 5 of SFAS 154.

Forms 8-K Filed on February 26, 2009 and May 6, 2009

6. We believe the non-GAAP operating statements appearing in the press releases furnished in your Forms 8-K filed on February 26, 2009 and May 6, 2009 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under another comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure”. Please remove that presentation or explain to us why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K.

The non-GAAP financial measures presented in the referenced Forms 8-K are used by Company management in evaluating performance, and as a result, the Company believes the presentation of these measures in the referenced Forms 8-K is also useful to investors in assessing the Company’s performance. The Company has included disclosure to ensure investors understand the context of those non-GAAP financial measures in relation to the Company’s GAAP financial information, the reasons why Company management believes those non-GAAP financial measures provide useful information, and the manner in which Company management uses those non-GAAP financial measures.

The Company recognizes the Staff’s concern regarding the potential for investor confusion with regard to the non-GAAP statement of operations.  In response to the Staff’s comments, the Company will make the following changes in its future presentations of non-GAAP operating data:  (i) future presentations will be captioned “Unaudited Reconciliation of Non-GAAP to GAAP Results of Operations” rather than “Non-GAAP Consolidated Statements of Operations”; (ii) for each line item, we will include three columns identified as “As Reported,” “Non-GAAP Adjustments,” and “Non-GAAP”; and (iii) for each adjustment shown in the “Non-GAAP Adjustment” column, we will include footnote disclosure specifically explaining the nature of the non-GAAP adjustment.

********

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action against the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at (510) 360-3739 or Don DePascal, Vice President and Corporate Controller at (510) 360-3759.

Very truly yours,
/s/ Jeanne Seeley
Jeanne Seeley
Senior Vice President and Chief Financial Officer